EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G to which this Joint Filing Agreement is attached, and any amendments thereto, is filed on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. Each of the undersigned agrees that this Joint Filing Agreement shall be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: APRL. 10. 2026

Name: Shen, Ching Hang _Ching hang Shen_

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By: Shen, Ching Hang _Ching hang Shen_

Title: ___Chairman___